ACT Inv. Advisers Act
SECTION 203(a)
RULE
PUBLIC AVAILABILITY 6/30/11

June 30, 2011
IM Ref. No. 2011630112
Zenkyoren Asset
Management of America Inc.

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated June 30, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 203(a) of the Investment Advisers Act of 1940 ("Advisers Act") against Zenkyoren Asset Management of America Inc. ("ZAMA") if ZAMA does not register with the Commission as an investment adviser under the Advisers Act because you assert that ZAMA is not engaged in the business of "advising others."[1]

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission against ZAMA under section 203(a) of the Advisers Act if ZAMA does not register as an investment adviser under the Advisers Act. Our position is based particularly on your representations that:

- ZAMA is a wholly owned subsidiary of National Mutual Insurance Federation of Agricultural Cooperatives, a Japanese insurance federation (the "Parent"). Zama was established and has been operated for the sole purpose of providing investment advisory services to the Parent via the Funds (as described in your letter) in which the Parent is the only investor;
- ZAMA does not hold itself out to the public as an investment adviser, and provides investment advice only to the Parent via the Funds; and
- The Funds (and any funds established by the Parent in the future) are established and operated solely for the benefit of the Parent in order to enable the Parent to pool and invest its premium proceeds in order to meet short, medium and long term claim obligations and other operating costs of its insurance business, and consist solely of the Parent's assets.

This response expresses our view on enforcement action only and does not express any legal or interpretive position on the issues presented. Because our position is based upon all of the facts and representations in your letter, any different facts or representations may require a different conclusion.[2]

Michael S. Didiuk
Senior Counsel

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1 Section 202(a)(11) of the Advisers Act defines "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities."

2 In particular, this relief would not apply to a parent company, which itself is, for example, a private fund as defined in section 202(a)(29) of the Advisers Act.



BINGHAM

Roger P. Joseph
Direct Phone: 617.951.8247
Direct Fax: 617.428.6343
roger.joseph@bingham.com

June 30, 2011

VIA EMAIL AND FEDERAL EXPRESS

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504
Attention: Douglas J. Scheidt, Esq., Associate Director and Chief Counsel

Re: Request for No-Action Assurance

Ladies and Gentlemen:

We are writing on behalf of Zenkyoren Asset Management of America Inc., a corporation organized under the laws of the State of New York ("ZAMA"). ZAMA seeks assurance from the staff of the Division of Investment Management (the "Staff") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") under Section 203(a) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), if ZAMA does not register with the Commission as an investment adviser under the Advisers Act.

Based on the Staff's prior positions, we do not believe that ZAMA is in the business of "advising others."

Factual Background

ZAMA was founded in 1988 and is a wholly-owned subsidiary of National Mutual Insurance Federation of Agricultural Cooperatives, a Japanese insurance federation (the "Parent"). The Parent belongs to the Japan Agricultural Cooperative Group, a Japanese cooperative that provides its members insurance, guidance, credit, marketing and purchasing, and welfare services (the "Cooperative"). The Parent offers a wide range of insurance products and services to cater to the needs of the Cooperative's members. The Parent is subject to the supervision of the Ministry of Agriculture, Forestry and Fisheries of Japan, the Japanese ministry that oversees the Cooperative's members' industry.

ZAMA has its only place of business in New York, New York and assets under management in the U.S. in excess of $150 million. All investment management personnel of ZAMA are seconded from the Parent. The salaries of all personnel of ZAMA are paid by ZAMA.

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The Parent determined that it was beneficial to form ZAMA as a separate entity for tax reasons.[1] The Parent elected to locate ZAMA in New York as it is a world financial center and because certain of ZAMA's investment strategies focus primarily on U.S. bonds.

ZAMA does not hold itself out to the public as an investment adviser. ZAMA is not listed in any phone book under "investment advisory services" or on the world wide web as a U.S. investment adviser, does not attend investment management conferences as a provider of investment advisory services and does not engage in any advertising or conduct any marketing activities.[2]

ZAMA provides investment management services solely to four foreign funds (each, a "Fund" and collectively, the "Funds") in which the Parent is the only investor. The Parent holds 100% of the units issued by the Funds and there are no other holders of securities issued by the Funds. Each Fund is a series of a trust established under the laws of The Bahamas (the "Trust") and is designed to enable the Parent to pool and invest the premiums received from its insureds in order to meet short, medium and long term claim obligations and other operating costs of its insurance business.[3] Neither the Parent nor ZAMA has received any investment directive from any of the Parent's insureds or any third party.

ZAMA has never provided any investment advisory services to the general public. ZAMA does not provide, and does not intend to provide in the future, investment advisory services to any third party. ZAMA only intends to provide investment advisory services to the Funds and any future private funds where the Parent or a wholly-owned subsidiary of the Parent is the only investor.

ZAMA provides discretionary investment management services to each Fund pursuant to an investment management agreement (the "Management Agreement") with a third party Bahamas-resident trustee of the Trust, acting on behalf of the Trust. Pursuant to the Management Agreement, ZAMA has sole discretion over the purchase, sale or other disposition of all the Funds' assets. ZAMA receives a management fee from each Fund based on the percentage of assets under management. The assets of each Fund are allocated among four asset classes, with each asset class having its own breakpoint fee schedule. ZAMA does not receive a performance fee for its management of the Funds.

[1] The financial statements of the Parent and ZAMA are not reported on a consolidated basis.

[2] We note that ZAMA is listed under the heading "Finance - Investment, Leasing & Other Services" in the membership directory of the Japanese Chamber of Commerce and Industry of New York, Inc.

[3] No policy holder will be deemed a beneficial owner (as such term is used in the Investment Company Act of 1940, as amended) of a Fund.

The question whether ZAMA is an "investment adviser" has until now been of less significance, because ZAMA would have been able to rely on the "private adviser" exemption in Section 203(b)(3) of the Advisers Act, which was eliminated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 effective as of July 21, 2011.[4]

Discussion

Section 202(a)(11) of the Advisers Act defines "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." This definition includes three essential elements. An "investment adviser" generally includes any person that: (1) for compensation, (2) is engaged in the business of (3) providing advice to others or issuing reports or analyses regarding securities. A person must satisfy all three elements to fall within the definition of "investment adviser."[5]

We do not believe ZAMA satisfies the third prong of this test as it is not providing investment advice to "others" regarding securities. Rather, ZAMA provides investment managements services solely to the Parent for its assets invested in the Funds. As noted above, the Funds are utilized by the Parent to pool and invest its premium proceeds in order to meet the future claim obligations and operating costs of its insurance business.

The Staff has granted no-action relief and the Commission has granted exemptive relief in analogous situations. In *Lockheed Martin Investment Management Co.*, Lockheed Martin Investment Management Company ("LMIMCo"), a wholly-owned subsidiary of Lockheed Martin Corporation ("Lockheed"), was a registered investment adviser that did not hold itself out to the public as an investment adviser.[6] LMIMCo's sole purpose was to provide investment advisory services to various employee benefit plans and trusts of Lockheed and certain of its affiliates.[7] LMIMCo asserted that it was not in the business of providing

[4] Pub. L. No. 111-203, 124 Stat. 1376 (2010).

[5] *See* Investment Advisers Act Release No. 1092 (Oct. 8, 1987).

[6] *See Lockheed Martin Investment Management Co.*, SEC Staff No-Action Letter (Jun. 5, 2006).

[7] Among other things, LMIMCo monitored Lockheed common stock held by a third party trustee of a non-qualified trust and directed the trustee to make certain decisions with respect to the trust. The presence of the third party trustee was not an impediment to LMIMCo's obtaining no-action relief.

investment advice to others concerning securities. LMIMCo sought and received assurance that the Staff would not recommend an enforcement action under Section 203(a) of the Advisers Act as a result of LMIMCo withdrawing its registration as an investment adviser under the Advisers Act.

In an earlier letter, *BankAmerica Capital Corp.*, BankAmerica Capital Corporation ("BCC") rendered venture capital investment advice to its parent and certain wholly-owned subsidiaries of the parent (together, the "Affiliates") and acted as investment adviser to a private venture capital fund structured as a limited partnership.[8] The private venture capital fund's limited partners consisted of a restricted number of sophisticated individual and institutional investors of substantial net worth, including one or more of the Affiliates. BCC relied on the "private adviser" exemption in Section 203(b)(3) of the Advisers Act. BCC contended that the Affiliates should not be counted as "clients" of BCC for purposes of Section 203(b)(3) and argued that, in the context of the statutory definition, it was not acting as an investment adviser within the meaning of Section 202(a)(11) of the Advisers Act with respect to the Affiliates because BCC was not "advising others." BCC sought and received confirmation from the Staff that it would not recommend an enforcement action against BCC if, so long as the venture capital fund had fewer than fifteen limited partners, BCC acted as investment adviser to the venture capital fund and the Affiliates without registering as an investment adviser under the Advisers Act, provided that BCC proceeded in reliance on the opinion of counsel that the private adviser exemption was available to BCC.

In *CSX Financial Management Inc.*, CSX Financial Management Inc. ("CSX Financial"), an indirect wholly-owned subsidiary of CSX Corporation ("CSX"), was a registered investment adviser and existed solely to provide investment advisory services to CSX and certain of its subsidiaries.[9] CSX Financial did not hold itself out to the public as an investment adviser. CSX Financial submitted that its advisory services to CSX and its subsidiaries should not be considered services to "others" regarding securities. CSX Financial requested and received an order under Section 202(a)(11)(F) (now Section 202(a)(11)(H)) of the Advisers Act declaring CSX Financial to be a person not within the intent of Section 202(a)(11) of the Advisers Act.

Further, we do not believe that there is any public policy basis for deeming ZAMA to be in the business of providing investment advice to others. ZAMA is a wholly-owned subsidiary of the Parent that was established and has been

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[8] *See BankAmerica Capital Corp.*, SEC Staff No-Action Letter (Apr. 27, 1978).

[9] *See CSX Financial Management, Inc.*, File No. 803-134, Release Nos. IA-1805 (Jun. 23, 1999) (notice) and IA-1808 (Jul. 20, 1999) (order).

operated for the sole purpose of providing investment advisory services to the Parent via the Funds in which the Parent is the only investor. ZAMA does not hold itself out to the public as an investment adviser, and provides investment advice only to the Parent via the Funds. The Funds (and any funds established by the Parent in the future) are established and operated solely for the benefit of the Parent in order to enable the Parent to pool and invest its premium proceeds in order to meet short, medium and long term claim obligations and other operating costs of its insurance business and consist solely of the Parent's assets.

Conclusion

Based on the above, we do not believe that ZAMA is in the business of "advising others." On behalf of ZAMA, we hereby request that the Staff give its assurance that it will not recommend that the Commission take enforcement action under Section 203(a) of the Advisers Act against ZAMA if ZAMA does not register with the Commission as an investment adviser under the Advisers Act.

Sincerely yours,



Roger P. Joseph

cc: Paul B. Raymond, Esq.